

Cihan Fuat Atkin · 2nd in

Founder & CEO @ XCINEX | Now Hiring Android Developers.

San Francisco Bay Area · 500+ connections · **Contact info**

 **XCINEX Corporation**

 **Penn State University**

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👍 4

New Normal Requires A New Solution
Cihan Fuat Atkin on LinkedIn

The entire entertainment industry, the world for that matter, is in new territory. Nobody knows what's going to happen next. Nobody also knows what any one state or country is going to do regarding shutdowns, mandates, travel bans, etc. Things...

Experience



Founder & CEO
XCINEX Corporation
2012 – Present · 9 yrs
LA, SF, LV, DC, NY

XCINEX is an audience detection per-viewer transaction services technology. Utilizing its patented IP, the company has created Venue, a global entertainment system, which monitors the viewing area to confirm ticket to viewer ratio while streaming theatrical, live and premium content to the home. XCINEX's TV offering, through the same system called VenueTV, can stream any channel to the home on a per-viewer per-unit of time, i.e $0.01 per-minute per-person model; giving its members the ultimate cord cutting TV entertainment experience. VenueTV also revolutionizes television advertising by guaranteeing eyeballs on commercials

Vice President of Operations

NET International Group, Inc.

2010 – 2013 · 3 yrs
District of Columbia

NET International Group is an international projects management, consulting and finance procurement company established in the United States. NET is a privately held Delaware Corporation specializing in consulting services for the infrastructure, energy, transportation, entertainment and export/import focusing on European, Asian and Middle East markets.

Operations Coordinator

Black Hawk Security, Inc.

Oct 2008 – Jun 2009 · 9 mos
USA

Projects Manager - Middle East

NET International Group, Inc.

2005 – 2008 · 3 yrs

Education

 **Penn State University**
Bachelor of Science (B.S.), Business
2001 – 2005

 **Mercersburg Academy**

 **Valley Forge Military Academy & College**

Skills & endorsements

Business Strategy · 15

David S. Behar and 14 connections have given endorsements for this skill

Entrepreneurship · 14

David S. Behar and 13 connections have given endorsements for this skill

Social Media · 13

David S. Behar and 12 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**



Dennis Azana
Marketing Video / 2D/3D
Animated Explainer Video /
Motion Graphics /
Illustrations & Graphic
Design

December 12, 2013, Cihan Fuat
was a client of Dennis'

Just a short while ago, we were a new start-up looking to get attention and create a lasting image. We wanted to share our idea with the world. We needed a short 90 second video that could explain our entire idea. After doing some research and talking with media companies, we noticed making a ... **See more**

Accomplishments

3 **Languages**
English · Spanish · Turkish

Interests



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